FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Notice of Redemption dated 21 June 2016

Exhibit No. 1

Notice of Redemption

The Royal Bank of Scotland plc (the "Issuer")

The holders of the CAD700,000,000 Fixed/Floating Undated Subordinated Callable Step-Up Notes issued under the £35,000,000,000 Euro Medium Term Note Programme (ISIN Code: CA780097AR28 (the "Notes")) have been notified by the Issuer of the upcoming redemption of the Notes on 12 August 2016. The amount of the Notes currently outstanding is CAD473,740,000.

Terms used but not defined herein shall have the meaning given to them in the notice of redemption. The Notes are being redeemed pursuant to Condition 5(c) of the Notes (Call Option - Redemption at the Option of the Issuer) at par, together with interest accrued to (but excluding) the Redemption Date and including all Arrears of Interest. The Issuer has notified the holders pursuant to the terms of the Notes.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/8819B_-2016-6-21.pdf

For further information, please contact:

RBS Investor Relations
Matthew Richardson
Head of Fixed Income Investor Relations
Tel: +44 (0)20 7678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June 2016

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary